Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Christopher J. Zimmerman, Esq.
(202) 419-8402
czimmerman@stradley.com

July 10, 2014

Via EDGAR

Naseem Nixon
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:         Nationwide Variable Insurance Trust –
File Nos. 002-73024 and 811-03213

Dear Ms. Nixon:

On behalf of Nationwide Variable Insurance Trust (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you on July 1, 2014, with regard to the preliminary proxy statement filed on Schedule 14A (the “Proxy”) relating to the NVIT CardinalSM Managed Growth Fund, NVIT CardinalSM Managed Growth & Income Fund, NVIT Investor Destinations Managed Growth Fund, and NVIT Investor Destinations Managed Growth & Income Fund .  The Proxy was filed with the U.S. Securities and Exchange Commission (“SEC”) on June 20, 2014, pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Below we have provided the SEC staff’s comments and the Registrant’s response to each comment.  These responses will be incorporated into a definitive proxy statement filing to be made on or about July 10, 2014, pursuant to Section 14(a) of the Exchange Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Proxy.

In connection with our responses to your comments, we acknowledge, on behalf of the Registrant, that:

▪	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
▪	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and
▪	The Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Naseem Nixon
U.S. Securities and Exchange Commission
July 10, 2014

1.
Comment – Please confirm that all bracketed or blank information as well as updated exhibits will be included in the definitive proxy statement filing to be made pursuant to Section 14(a) of the Exchange Act.

Response – Registrant confirms that all bracketed or blank information as well as updated exhibits will be included in the definitive proxy statement filing to be made pursuant to Section 14(a) of the Exchange Act.

2.	Comment – In the second table on page 11, please delete the extra dollar signs that appear before the values $51,370 and $34,754 in the last two rows of the Fees Paid column.

Response – Registrant has revised as requested.

3.
Comment – On page B-8 of Exhibit B (the Form of Subadvisory Agreement), please revise the end date of the Agreement’s initial term.  The Agreement currently states that it shall continue until May 1, 2009.

Response – Registrant has changed this date to May 1, 2016.

4.	Comment – Please include the standard Tandy representations in the Response Letter.

Response – Registrant has included the standard Tandy representations.

Naseem Nixon
U.S. Securities and Exchange Commission
July 10, 2014

* * *

Registrant believes it has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact me by telephone at (202) 419-8402, or, in my absence, Prufesh R. Modhera at (202) 419-8417.

Respectfully submitted,

\s\ Christopher J. Zimmerman, Esq.
Christopher J. Zimmerman, Esq.

cc:           Allan Oster, Esq.
Jonathan Kopcsik, Esq.
Prufesh R. Modhera, Esq.